Exhibit 99.1

Renren Announces Effectiveness of Settlement Regarding Shareholder Derivative Litigation

PHOENIX, October 26 2022 /PRNewswire/ -- Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a SaaS company, today announced that the Final Order and Judgment entered by the New York State Supreme Court, Commercial Division on June 9, 2022 (the “June 9 Final Order”), which was furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K on June 10, 2022, became effective on October 20, 2022 following a withdrawal of appeal by certain parties. The June 9 Final Order approves, among other things, the Stipulation of Settlement dated October 7, 2021, as amended by an Amendment to Stipulation of Settlement dated May 27, 2022 (in combination the “Stipulation”). The Stipulation settles the consolidated shareholder derivative lawsuits captioned In re Renren, Inc. Derivative Litigation, Index No. 653594/2018 (Sup. Ct. N.Y. Cty.).

Pursuant to the Stipulation, the Net Settlement Amount (as defined in the Stipulation) will be distributed to all holders of Renren’s Class A ordinary shares (including those in the form of Renren American Depositary Shares) other than the Defendants and D&O Releasees (each as specifically identified in the Stipulation).

The Company plans to announce the exact amount distributable and the record date in due course.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates several U.S.-based SaaS businesses including Chime, an all-in-one CRM and sales acceleration platform designed to help real estate professionals close more deals faster, and Trucker Path, a suite of applications and dispatch services commercial truck drivers use to plan trips, navigate, and operate their business. Renren’s ADSs, each currently representing 45 Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company cautions investors that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations
Renren Inc.
Email: ir@renren-inc.com